Expense Limitation Agreement

April 27, 2012

To:	Wakefield Alternative Series Trust
700 Seventeenth Street
Suite 2400
Denver, Colorado 80202

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Wakefield Managed Futures Strategy Fund (the "Fund") pursuant to a Management Agreement dated as of November 15, 2011.

Effective from the effective date of the Wakefield Alternative Series Trust’s registration statement for a period of at least one year, we agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses (including offering and organization costs) after fee waivers and/or reimbursement (excluding 12b-1 fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) at 1.89% of the average daily net assets with respect to each share class.  Additionally, this Expense Limitation Agreement may not be terminated by Wakefield Advisors, LLC, but may be terminated by the Fund's Board of Trustees, on 60 days written notice to Wakefield Advisors, LLC.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours,

Wakefield Advisors, LLC

Patrick J. Kane, Chairman

Acceptance

The foregoing Expense Limitation Agreement is hereby accepted.

Wakefield Alternative Series Trust

Patrick F. Hart III, President